As filed with the Securities and Exchange Commission on June 21, 2021

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

(Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934)

Saba Capital Income & Opportunities Fund

(Name of Issuer)

Saba Capital Income & Opportunities Fund

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, no par value

(Title of Class of Securities)

78518H 103

(CUSIP Number of Class of Securities)

Michael D'Angelo

Saba Capital Income & Opportunities Fund

405 Lexington Avenue

58th Floor

New York, NY 10174

212-542-4644

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

John J. Mahon, Esq.
F. Xavier Kowalski, Esq. Schulte Roth & Zabel LLP
901 Fifteenth Street, NW, Suite 800
Washington, DC 20005
(202) 729-7477

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
$178,623,166.26 (a)	$19,487.79 (b)

(a)	Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 36,453,707 common shares in the offer (30% of the issued and outstanding common shares as of June 15, 2021) based upon a price of $4.90 (99% of the net asset value per share on June 15, 2021).

(b)	Calculated at $109.10 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

[ ]	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ]	third party tender offer subject to Rule 14d-1

[X]	issuer tender offer subject to Rule 13e-4

[ ]	going-private transaction subject to Rule 13e-3

[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Saba Capital Income & Opportunities Fund (formerly known as Voya Prime Rate Trust), a Massachusetts business trust (the “Fund”), to repurchase 30% of its issued and outstanding common shares of beneficial interest, no par value (the “Shares”), in exchange for cash at a price equal to 99% of the net asset value (“NAV”) per Share (the “Purchase Price”) determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”), the principal market on which the Shares are traded, on the day the offer expires (the “Pricing Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 21, 2021 (the “Offer to Repurchase”), and in the related Letter of Transmittal which are filed as exhibits to this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Repurchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of Schedule TO.

Item 1. Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information

(a) The name of the issuer is Saba Capital Income & Opportunities Fund, a non-diversified closed-end management investment company, organized as a Massachusetts business trust (the “Fund”). The principal executive offices of the Fund are located at 405 Lexington Avenue, 58th Floor, NY NY 10174. The telephone number of the Fund is 212-257-4170.

(b) The title of the securities being sought is common shares of beneficial interest, no par value. As of June 15, 2021, there were 121,512,358 Shares issued and outstanding.

(c) The principal market in which the Shares are traded is the NYSE. The Fund began trading on the NYSE on March 9, 1992, as Pilgrim America Prime Rate Trust. Effective March 1, 2002, the Fund changed its name to ING Prime Rate Trust. Effective May 1, 2014, the Fund changed its name to Voya Prime Rate Trust. Effective June 4, 2021, the Fund changed its name to Saba Capital Income & Opportunities Fund. For information on the high and low closing (as of the close of ordinary trading on the NYSE on the last day of each of the Fund’s fiscal quarters) market prices of the Shares in such principal market for each quarter for the past two calendar years, see Section 10, “Price Range of Shares” of the Offer to Purchase, which is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) The Fund is the filing person. The information set forth in the Offer to Purchase under “Certain Information about the Fund” is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”
•	“Price; Number of Shares”
•	“Purpose of the Offer”
•	“Plans or Proposals of the Fund”
•	“Certain Conditions of the Offer”
•	“Procedures for Tendering Shares for Purchase”
•	“Withdrawal Rights”
•	“Payment for Shares”
•	“Source and Amount of Consideration”
•	“Effects of the Offer; Consequences of Participation”
•	“Interests of Trustees and Officers; Transactions and Arrangement Concerning the Shares”
•	“Certain Information about the Fund”
•	“Certain U.S. Federal Income Tax Consequences”
•	“Amendments; Extensions of Repurchase Period; Termination”
•	“Fees and Expenses”

(a)(2) Not applicable.

(b) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

(e) The information set forth in the Offer to Purchase under “Purpose of the Offer;” “Plans or Proposals of the Fund,” “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” and “Certain Information About the Fund” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a) The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Plans or Proposals of the Fund” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Purpose of the Offer” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Plans or Proposals of the Fund” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Considerations

(a) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

Item 8. Interests in Securities of the Subject Company

(a) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10. Financial Statements

Not applicable.

Item 11. Additional Information

(a)(1) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(a)(2) None.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) Not applicable.

Item 12. Exhibits

(a)(1)(i)	Offer to Purchase, dated June 21, 2021.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Form of Letter to Clients.*

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press release issued on June 21, 2021*

(b)	None.

(g)	None.

(h)	None.

*	Filed herewith.

Item 13. Information Required By Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Saba Capital Income & Opportunities Fund

By:	/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Chief Operating Officer

Dated: June 21, 2021

Exhibit Index

(a)(1)(i)	Offer to Purchase, dated June 21, 2021.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Letter to Clients.

(a)(5)(i)	Press release issued on June 21, 2021.